Exhibit 99.1

Canopy Growth Announces Changes to its Board of Directors

Terry Yanofsky and David Lazzarato appointed as John Bell and Peter Stringham retire from the CGC Board.

SMITHS FALLS, ON, April 1, 2020 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce that Ms.Terry Yanofsky and Mr. David Lazzarato have been appointed to the Company's Board of Directors, effective immediately.

"It is my pleasure to welcome both Terry and David to the board," said Judy Schmeling, Chair of the Board of Directors, Canopy Growth. "Their leadership and experience in highly competitive industries will be instrumental as we focus the business and evolve into an execution-driven operating company. I also want to thank outgoing board members, Peter Stringham and John Bell, for their contribution and service to the board during times of rapid expansion and growth."

John Bell is the former Lead Director and Peter Stringham Chaired the Corporate Governance, Compensation and Nominating Committee.

Ms. Yanofsky has extensive experience working with big-name retailers and is respected for her strategic leadership and disciplined approach to driving revenue. She most recently served as the Senior Vice-President, General Manager of Sephora Canada. Prior to joining Sephora, Ms. Yanofsky worked at L Brands where she was the country manager for Bath & Body Works Canada. She brings over 30 years of experience working with rapidly growing big-name global retailers.

"I'm thrilled to join Canopy's Board" said Ms. Yanofsky. "There is no company better positioned in the emerging global cannabis market, and I look forward to working with Canopy Growth's very talented leadership team to ensure that it remains an innovator and disruptor in the cannabis retail market."

Mr. Lazzarato's impressive career includes senior executive positions with Alliance Atlantis Communications, Allstream, Bell Canada and CAE.  He also has extensive board experience and currently serves as The Star Group's Chairman of the Audit Committee and as a member of the Corporate Governance and Nominating Committee. Mr. Lazzarato brings to the board a demonstrated commercial and financial acumen to assist businesses going through pivotal inflection points.

"I'm honoured to be a member of the Board of Directors at Canopy Growth," Mr. Lazzarato said. "I look forward to working with my fellow board members and the entire Canopy Growth leadership team to build on the foundation that has been laid as we expand and transform the company to maintain its position as leader in the cannabis industry."

Ms. Yanofsky's and Mr. Lazzarato's full bios are available at www.canopygrowth.com.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Laura Nadeau, Media Relations, media@canopygrowth.com; Judy Hong, Vice President, Investor Relations (USA), Judy.Hong@canopygrowth.com; Tyler Burns, Vice President, Investor Relations (Canada), Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:00e 01-APR-20